QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121
www.qualcomm.com

May 31, 2018

Mr. Robert Littlepage
Accounting Branch Chief
Division of Corporation Finance
Office of Telecommunications
United States Securities and Exchange Commission
Washington, DC 20549

Re:	QUALCOMM Incorporated
Form 10-K for the Fiscal Year Ended September 24, 2017
Filed November 1, 2017
Form 10-Q for the Fiscal Quarter Ended March 25, 2018
Filed April 25, 2018
File No. 000-19528
Dear Mr. Littlepage:
QUALCOMM Incorporated (“Qualcomm” or the “Company”) hereby responds to the comment letter dated May 2, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filings. To assist your review, the Company has set forth below the Staff’s comment (in bold) followed by the Company’s response.
Introductory Note
Before addressing the Staff’s specific comments, the Company respectfully submits this introductory note to articulate the general difficulties the Company faces in evaluating or estimating ranges of likely outcomes in any antitrust and trade regulation investigations. In the Company’s experience, investigations by antitrust and trade regulation agencies are not conducted in a consistent or common manner across jurisdictions, with each jurisdiction instead following its own processes. Depending on the jurisdiction, these investigations can involve non-transparent procedures under which the Company does not receive access to evidence relied upon by the foreign enforcement agency or that may be exculpatory, and may not even be informed of the specific legal theories or evidence considered or relied upon by the agency staff. Unlike in civil litigation in the United States, in these proceedings, the Company is not entitled to discovery or depositions, or allowed to cross-examine witnesses or even confront its accusers. As a result, the Company may not be aware of, and may not be entitled to know, all allegations against it, or the information or documents provided to, or discovered or prepared by, the agency. Accordingly, the Company has had little or no idea what an agency’s intent was with respect to liability, penalties or the timing of a decision.
The Company also respectfully submits that each country and agency has different sets of laws, rules and regulations, both substantive and procedural, as well as different legal principles, theories and potential remedies.

Mr. Littlepage
RE: Qualcomm Incorporated
May 31, 2018

Some sets of laws, principles and remedies are more well-developed than others, but in many cases, the agencies are given significant discretion, and any available precedent has very limited, if any, predictive value. In many of the countries addressed in the Staff’s letter, the agencies do not recognize prior decisions as legal precedents restricting or guiding current enforcement actions. Some agencies also appear to have domestic policy goals that they are seeking to advance. Accordingly, while it is exceedingly difficult to attempt to predict an agency’s actions based on its previous actions, it is virtually impossible to predict the outcome of an agency action in one country based on another agency’s action in another country.
Form 10-Q for the Fiscal Quarter Ended March 25, 2018
Note 6. Commitments and Contingencies, page 15

1.
We note your response to prior comment 1. Based on your disclosures in the Form 10-Q, you have been aware of the Icera Complaint involving baseband chipsets since June 2010. In December 2015, the EC expressed a preliminary view that you engaged in predatory pricing practices between 2009 and 2011. Your response letter indicates that you do not have "any information to form a judgement as to whether a fine will be imposed, and if so, the amount of any such fine". Estimates of reasonably possible losses are by definition, imprecise and do not require estimation with precision. Please explain why you are unable to estimate any reasonably possible losses for this matter despite the length of time that has passed since you became aware of this complaint. Please tell us how your assessment process for estimating reasonably possible losses considered the €997 million fine imposed on you by the EC in January 2018 for a different matter that also involved alleged violations of competition rules related to baseband chipsets.

Response:

The Company acknowledges that estimates of reasonably possible losses are, by definition, imprecise and do not require estimation with precision. However, given the information currently available to it, the Company respectfully submits that presently it is not possible to provide any reasonable estimate as to: (i) whether the European Commission (“EC”) will find a violation in respect of the above-referenced Icera investigation; if so, (ii) whether the EC will impose a fine; and if so, (iii) the magnitude (or even a range) of any such potential fine; or (iv) the timing of any such outcomes.
As the Staff notes, the Company has been aware of a complaint by Icera to the EC since June 2010. Over the course of the investigation, the theory of harm that the EC has pursued has evolved significantly. Indeed, the EC has implicitly rejected the vast majority of the numerous allegations made by Icera, including allegations regarding the licensing of technology and baseband chipset pricing and sales conditions. Following the issuance of the Statement of Objections in December 2015, which set out the EC’s preliminary view, the EC has pursued only a very narrow theory of harm, relating to alleged below-cost pricing of a small subset of baseband chipsets sold to just two customers between 2009 and 2011.
But, in March 2017, the EC addressed a lengthy and onerous request for information (“RFI”) to the Company. The Company believes that the issuance of this RFI indicates, at a minimum, that the EC was aware that the information in its file would not support a finding that the Company had violated European Union (“EU”) competition rules. Although the Company has appealed the legality of this RFI to the EU General Court and simultaneously provided a full response in June 2017, the RFI provides additional uncertainty about the

Mr. Littlepage
RE: Qualcomm Incorporated
May 31, 2018

theory of harm that the EC may pursue. Until it understands the theory of harm being pursued, the Company cannot estimate the potential loss. To date, the Company has received no indication from the EC as to the potential outcomes or timing of the conclusion of this investigation, or even of possible next steps. In January 2018, European Commissioner for Competition, Margrethe Vestager, was quoted in the press describing this investigation as “very tricky,” and stating that the timing for the conclusion of the investigation was unclear (“Actually, I don’t know”).
The Company continues to believe that this investigation is without merit. If the EC were to find a violation, the Company is currently not able to provide any meaningful estimate of the magnitude (or even a reasonable range) of any possible fine. First, as noted above, the EC’s theory of harm has evolved significantly during the course of the investigation, is currently unclear and (given the broad RFI received in March 2017) may well continue to evolve as the investigation continues. Second, the Company has received no indication from the EC whether a fine will be imposed, and if so, as to a potential amount (or range) of a fine. Even the Statement of Objections did not contain any such indication. Third, the EC assesses each case on its merits, and fines imposed in previous decisions do not provide any reliable guidance for fines that will be imposed in future decisions, even if the same company is under investigation. That is particularly true here in light of the fact that the fine imposed in January 2018 was based on a distinct set of facts and distinct legal theories that differ from the Icera investigation.
Please also see the response to Comment 3 below.

2.
We note your response to our prior comment 1. Please revise your future filings to disclose that the Consumer Class Action Lawsuit is now in the discovery stage and explain how long you anticipate this stage will last. Please supplementally tell us when you expect the potential plaintiff class to be certified and clarify if you anticipate that knowing the number and identity of potential plaintiffs will enable you to estimate a reasonably possible range of loss in the near term.

Response:

The Company will revise its future filings to disclose that the Consumer Class Action Lawsuit is now in the discovery stage and explain how long it anticipates this stage will last. In this regard, the discovery stage is currently scheduled to close on December 28, 2018.
The plaintiffs’ motion for class certification is to be filed by July 5, 2018, and a hearing on that motion is currently scheduled for September 27, 2018. The Company will disclose the above events and dates in future filings to add transparency. The Company does not believe that class certification is appropriate, and it currently intends to oppose plaintiffs’ motion. However, even if a class is certified, the Company does not anticipate that knowing the size and composition of the putative class would enable an estimation of a reasonably possible range of loss. If a class were to be certified and the Company became aware of the size and composition of the class, it nonetheless may not be aware of the amount of the alleged overcharge, but in any case it would evaluate whether a loss is probable and whether a reasonably possible range of loss can be determined. However, the Company might determine that it is not possible to determine whether a loss is probable based on the facts and legal theories in the case and/or might not be able to estimate a reasonably possible range of loss since the plaintiffs may not have disclosed the amount of the alleged overcharge or, as is often the case in such matters, the alleged overcharge or other damages sought by plaintiffs might be grossly overstated, such that disclosing such amounts could be misleading to stockholders and the investing public.

Mr. Littlepage
RE: Qualcomm Incorporated
May 31, 2018

3.
We note your response to our prior comment 1. In light of the assessment procedures that you undertake each quarter to evaluate pending and threatened legal matters, please tell us why you were unable to determine a range of reasonably possible losses for the KFTC, TFTC and EC investigations as of the end of the quarter immediately preceding the assessment of fines. We would expect that as each of these investigations progressed, more information would have become available that would have helped you develop a range of reasonably possible losses in excess of any amounts already accrued.

Response:

Please see the Introductory Note above.
Korea Fair Trade Commission (“KFTC” or “Commission”) Investigation
The KFTC announced that it had reached a decision in this investigation on December 27, 2016, and the Company received the KFTC’s formal written decision on January 22, 2017, in which the KFTC found that the Company violated provisions of the Korean Monopoly Regulation and Fair Trade Act (“MRFTA”) and imposed a fine on the Company. The Company recorded such fine in its results for the fiscal quarter ended December 25, 2016. The Company respectfully submits that it had no basis to determine a range of reasonably possible losses in the KFTC investigation as of the end of the quarter (and through the date on which the applicable 10-K was filed) immediately preceding the quarter in which the Company recognized the KFTC’s fine.
On November 13, 2015, the Company received a case Examiner’s Report (“ER”) prepared by the KFTC’s investigative staff. The ER is not a formal decision by the KFTC. Rather, as the KFTC stated in its press release dated November 20, 2015, it “is merely an opinion of the examiner … at this point, there has not been any decision on whether there has been a violation of law.” The ER therefore did not impose any sanctions on Qualcomm (monetary or otherwise), but was merely the basis for a proceeding before the full Commission, in which Qualcomm intended to (and did) argue that the findings and conclusions in the ER were not supported by the facts or the law.
The ER did not provide the Company with sufficient information for the Company to determine that a loss was probable, or to estimate a range of reasonably possible loss, for several reasons. First, the ER advanced several theories of liability, each with its own attendant remedies. Because the ER reflected only the opinion of the examiner, and because the Company contested both the legal and factual bases for each of the theories, it was impossible for the Company to assess whether all, some or none of theories advanced by the examiner would be accepted by the full Commission, and whether all, some or none of the attendant remedies would be imposed by the full Commission. Second, and more fundamentally, the monetary remedies advanced in the ER were to be calculated on the basis of various factors, including among other things, the KFTC’s findings with respect to the violation period, the relevant revenue accrued with respect to specific transactions taking place during that period, and certain adjustments based on both certain aggravating and mitigating factors. The ER, however, provided only partial information as to the violation period (for example, it identified the violation period as to Korean companies, but not as to “other” unidentified companies); it provided no information as to the examiner’s view of the relevant revenues, leaving these values blank; and it provided no information as to the examiner’s view of the adjustments that should be applied due to certain aggravating and mitigating factors. As a result, the ER did not give any indication of the scope of any monetary sanction the examiner

Mr. Littlepage
RE: Qualcomm Incorporated
May 31, 2018

believed would be appropriate, making it impossible for the Company to assess any probable or reasonably possible range of loss in the event that the examiner prevailed on some or all of its theories of liability.
The Company continued to disclose the information that was available to it, namely, that if a violation was found, a broad range of remedies was potentially available to the KFTC, including imposing a fine and/or injunctive relief prohibiting or restricting certain of the Company’s business practices. The Company disclosed this fact beginning in November 2015, and every quarter thereafter until its disclosure of the KFTC decision on December 27, 2016. Under the circumstances, this disclosure correctly reflected the information available to the Company at the time.
The Company continues to believe that its business practices did not and do not violate the MRFTA, and on February 21, 2017 filed an action in the Seoul High Court to cancel the KFTC’s decision. The Seoul High Court has not ruled on the Company’s action to cancel the KFTC’s decision. The Company is not able to predict the timing of when the court may issue a ruling. As is with the case in other disclosures, if the Company becomes aware of such a date or event, it will be disclosed in future filings.
Taiwan Fair Trade Commission (“TFTC”) Investigation
The TFTC announced that it had reached a decision in this investigation on October 11, 2017, and issued its formal written decision on October 23, 2017, in which it found that the Company violated the Taiwan Fair Trade Act (“TFTA”) and imposed a fine on the Company. The decision was reached by a vote of 4-3, with all three dissenting Commissioners filing written dissents. The Company recorded such fine in its results for the fiscal year ended September 24, 2017. The Company respectfully submits that it had no basis to determine a range of reasonably possible loss in the TFTC investigation as of the end of the quarter (and through the date on which the applicable 10-Q was filed) immediately preceding the quarter in which the Company recognized the TFTC’s fine.
Article 40 of the TFTA caps fines at TWD $50 million (~USD $2 million based on current exchange rates), absent a finding of a “serious violation.” Prior to this action, the TFTC had found a “serious violation” of the TFTA only in instances where the conduct was inherently anticompetitive (such as cartel and horizontal agreements among competitors). The Company was never advised by the TFTC and had no reason to believe that its alleged conduct would result in a finding of a “serious violation.” In fact, the Company presented extensive factual and economic evidence demonstrating the lack of competitive harm caused by the Company’s challenged conduct; to the contrary, the Company’s evidence showed that its conduct supported the rapid growth of the mobile industry in Taiwan and for Taiwanese companies. The TFTC did not, at any time, rebut this evidence.
The TFTC’s written decision, among other things, imposed a fine in the amount of TWD $23.4 billion (~USD $778 million based on the exchange rate at September 24, 2017). That fine, according to the Company’s Taiwan counsel, is approximately 12 times larger than any fine ever imposed on a single party for a violation of the TFTA. Accordingly, and for the reasons noted above, the Company had no basis to reasonably anticipate a fine in the amount that would be imposed by the TFTC’s decision.
Further, the Company lacked any basis to estimate a reasonable range of the potential TFTC’s fine prior to the TFTC’s decision for the following additional reasons:

Mr. Littlepage
RE: Qualcomm Incorporated
May 31, 2018

•	Prior to the TFTC’s decision, no indication was provided by the TFTC concerning a fine, the scope of any such fine or that it was considering the Company’s conduct as a “serious violation.”

•	Although the Company requested the opportunity to negotiate an administrative settlement, the TFTC declined all such opportunities.

•
The fine imposed by the TFTC’s decision was arbitrary. The TFTC’s decision only identified the total amount of royalties paid and modem chips purchased by Taiwanese licensees, but made no effort to determine what portion, if any, of those royalties and sales were attributable to any alleged violations of the TFTC. Dissenting Commissioner Hung, Tsai-Lung expressly objected to the fine stating that it was “extremely biased” in calculating the “‘illegal benefits’ and taking relevant data as the base to stipulate the fine without considering the existence of factual impacts and the size.”

•
The fine was disproportional to any conceivable harm that could have been caused by the Company’s alleged violation. As noted above, the Company provided extensive factual and economic evidence showing the absence of any anticompetitive effect resulting from its challenged conduct, and that, to the contrary, that the Company’s conduct supported the competitive growth of Taiwan’s mobile communications industry and strengthened Taiwanese firms as global competitors. The TFTC offered no evidence – as distinct from theoretical conjecture – in rebuttal.

•
Moreover, when compared to the fine imposed by China’s National Development and Reform Commission (“NDRC”), the disproportionality of the TFTC’s fine is staggering; the TFTC’s fine is an amount that is approximately 80% of the NDRC’s fine, while Taiwan’s economy and industry is less than 2% of China’s.

The Company continued to disclose the information that was available to it, namely, that if a violation was found, a broad range of remedies was potentially available to the TFTC, including imposing a fine or requiring modifications to the Company’s business practices. The Company disclosed this fact beginning in January 2016, and every quarter thereafter until its disclosure of the TFTC announcement on October 11, 2017. Under the circumstances, this disclosure correctly reflected the information available to the Company at the time.
The Company is currently pursuing its appeal of the TFTC’s decision in Taiwan’s Intellectual Property High Court, including with respect to the fine imposed by the TFTC’s decision.
European Commission (“EC”) Investigation
The EC issued a decision in this investigation on January 24, 2018, in which it found that certain terms of an agreement with a customer violate European Union competition law and imposed a fine on the Company. The Company recorded such fine in its results for its fiscal quarter ended December 24, 2017. The Company respectfully submits that it had no basis to determine a range of reasonably possible loss in the EC investigation as of the end of the quarter (and through the date on which the respective 10-K was filed) immediately preceding the quarter in which the Company recognized the EC’s fine.
The Company did not receive any specific information from the EC concerning the outcome of the investigation, the timing of its conclusion or the content of the decision until the Company participated in a telephone conference with the EC on the evening of January 23, 2018, which was the night before the EC

Mr. Littlepage
RE: Qualcomm Incorporated
May 31, 2018

issued its decision on January 24, 2018. Even during this telephone conference, and despite the Company’s requests, the EC did not provide the Company with any indication as to the magnitude of the fine.
Furthermore, upon review of the decision, the Company realized that the EC’s theory of harm had evolved materially from that set forth in the EC’s Statement of Objections, which set out the EC’s preliminary view in the case, issued in December 2015. The Statement of Objections had given no indication of whether a fine would be imposed, or any potential amount or range thereof.
The Company continued to disclose the information that was available to it, namely, that if a violation was found, a broad range of remedies was potentially available to the EC, including imposing a fine and/or injunctive relief prohibiting or restricting certain of the Company’s business practices. The Company disclosed this fact beginning in November 2014, and every quarter thereafter until its disclosure of the EC’s decision on January 24, 2018. Under the circumstances, this disclosure correctly reflected the information available to the Company at the time.
Based on the above, even if the Company had advance knowledge of the substantive content of the decision, which it did not, the Company would not have been able to make a reasonably accurate estimation of the fine or range of loss that the EC imposed. The Company has appealed the EC’s decision to the EU General Court.
Finally, with reference to Comment 1 above, for these reasons, and the reasons discussed in the Introductory Note, the fine in this EC matter does not provide any information to estimate any potential fine in the Icera investigation.
Respectfully submitted,

QUALCOMM Incorporated

By: /s/ George S. Davis
George S. Davis
Executive Vice President and Chief Financial Officer

cc:    Donald J. Rosenberg
Executive Vice President, General Counsel and Corporate Secretary

Cameron Jay Rains
Partner, Global Co-CEO and Americas Co-Chairman, DLA Piper LLP (U.S.)